Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2021, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Third Quarter 2021 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2020 Annual MD&A; our 2020 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2020 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 20, 2021 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2021, the first quarter refers to the three months ended March 31, 2021, the second quarter refers to the three months ended June 30, 2021, and year to date refers to the nine months ended September 30, 2021 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2020 or as at December 31, 2020, as applicable, unless otherwise indicated. Sequentially refers to the current quarter's results compared to the immediately preceding quarter's results. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2021 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	Third Quarter 2021

Where to find it

2	Operating Environment and Strategic Highlights	25	Commitments and Contractual Obligations
4	Quarterly Financial Highlights	26	Regulatory Developments
5	Shaw Transaction	27	Updates to Risks and Uncertainties
6	Summary of Consolidated Financial Results	30	Critical Accounting Policies and Estimates
7	Results of our Reportable Segments	31	Key Performance Indicators
13	Review of Consolidated Performance	32	Non-GAAP Measures and Related Performance
15	Managing our Liquidity and Financial Resources		Measures
19	Overview of Financial Position	35	Other Information
20	Financial Condition	37	About Forward-Looking Information
22	Financial Risk Management

Operating Environment and Strategic Highlights

COVID-19 continues to significantly impact Canadians and economies around the world. For much of 2021, extensive public health restrictions have been in place to varying degrees across the country. This quarter, provinces generally began relaxing certain public health restrictions implemented in the first half of 2021 as vaccines became more widely available in Canada and vaccination rates continued to increase across the country. We remain focused on keeping our employees safe and our customers connected. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Create best-in-class customer experiences by putting our customers first in everything we do
•Achieved Wireless postpaid churn of 0.95%, our best third-quarter churn result ever.
•Partnered with Disney to exclusively offer six months of Disney+ with select Rogers Infinite™ plans, and up to 12 months of Disney+ with select Ignite TV™ and Ignite™ SmartStream™ plans.
•Expanded Rogers Pro On-the-Go™ to Barrie and London. Pro On-the-Go™ is now available in 13 communities, including Greater Vancouver, Calgary, Edmonton, Hamilton, Kitchener, Waterloo, Guelph, Brantford, Cambridge, Ottawa, and the Greater Toronto Area.
•Continued to accelerate our digital-first plan to make it easier for customers, with digital adoption at 86.5% and virtual assistant conversations up 23% since last year.
•Expanded the Ignite WiFi™ Hub app with enhanced Active Time Details and Advanced Security to give customers greater control over their home WiFi.
•Launched Express Pickup through our customer care channels, a free service that allows customers to purchase a new device through a customer care agent and pick up it up the same day in-store.
•Launched Toober on Ignite TV and Ignite SmartStream, enhancing the platform's industry-leading selection of streaming services.
•Reduced payment-related calls by 23% year-over-year as a result of new initiatives like automated notifications and an increase in auto pay adoption.
•Introduced an online appointment booking tool that allows customers to conveniently schedule an appointment to speak to a Rogers expert at a specific store and time.

Invest in our networks and technology to deliver leading performance, reliability, and coverage
•Expanded Canada's largest and most reliable 5G network, which now reaches more than 850 communities. We will extend our 5G network to more than 1,000 communities, reaching over 70% of the Canadian population, by the end of 2021.
•Announced that we are investing $3.3 billion in 3500 MHz band spectrum, covering 99.4% of the Canadian population, to enhance and accelerate the expansion of Canada's first, largest, and most reliable 5G network. This investment positions Rogers as the largest single investor in 5G spectrum in the country across rural, suburban, and urban markets.
•Awarded number one in the country for 5G Reach, 5G Availability, 5G Voice App Experience, and 5G Games Experience, and tied for first for 5G Upload Speed, by data analytics firm Opensignal in their August 2021 5G Experience Report.

Rogers Communications Inc.	2	Third Quarter 2021

•Recognized in October as Canada's most consistent national wireless and broadband provider for the fifth quarter in a row, with the fastest Internet in Ontario, New Brunswick, and Newfoundland and Labrador, by Ookla, the global leader in fixed broadband and mobile network testing applications.
•Announced that we will invest over $140 million to connect more than 20,000 homes and businesses to reliable high-speed connectivity across the communities of Quinte West, Belleville, and Prince Edward County.
•Announced that we have been awarded funding from the Canadian Radio-television and Telecommunications Commission's (CRTC) Broadband Fund to bring high-speed connectivity to more than 450 homes in the Storeytown area and the Village of Doaktown, New Brunswick.

Drive market-leading growth in each of our lines of business
•Acquired Seaside Communications, a leading, locally operated telecommunications company based in Sydney, Nova Scotia.
•Launched new Internet of Things (IoT) Smart Buildings solutions as part of the Rogers for Business™ IoT portfolio, which includes a water leak detection solution in partnership with Eddy Solutions.
•Expanded our portfolio of fleet management solutions for businesses, which enables remote vehicle tracking and management for public transit fleets and mixed fleets used in construction, oil and gas, and public sector organizations.
•Introduced Operator Connect for Microsoft Teams, which allows Rogers for Business customers to easily integrate their Rogers service with Microsoft.
•Transformed 71 retail stores into dual-door locations that offer both Rogers™ and Fido™ brands, growing our distribution footprint nationally, such that we now have a total of 127 dual-brand locations.
•Relaunched Sportsnet's direct-to-consumer streaming service, SN NOW™, in partnership with Deltatre and Firstlight Media, delivering world-class stream quality and reliability.
•Premiered Citytv's fall TV programming, seeing a 9% year-on-year increase in primetime viewing during premiere week. Citytv™ is the only Canadian conventional television network to experience year-on-year audience growth in the coveted 25-54 age demographic.

Drive best-in-class financial outcomes for our shareholders
•Attracted 175,000 net Wireless postpaid subscribers (our best result in 13 years), 17,000 net broadband subscribers, and 64,000 net Ignite TV subscribers.
•Grew total service revenue by 2%.
•Generated free cash flow of $507 million and cash flow from operating activities of $1,319 million.

Develop our people, drive engagement, and build a high-performing and inclusive culture
•Continued our commitment to our 2021 Inclusion & Diversity action plan, including focused events and programming marking Caribbean Carnival, Emancipation Day, and National Day for Truth and Reconciliation.
•Launched a voluntary Return to Workplace Pilot Program with around 600 team members across Canada.
•Announced vaccinations or rapid testing will be required for team members entering workplace sites starting October 18, including those serving customers in retail stores and in the field.

Be a strong, socially and environmentally responsible leader in our communities
•Expanded our ESG Report and introduced an interactive multimedia Social Impact Report, celebrating and tracking our impact on the environment and our communities. We now disclose information in accordance with the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), and Task Force on Climate-Related Financial Disclosures (TCFD) standards, and committed to supporting the United Nations Sustainable Development Goals.
•Launched a new Orange Shirt Day campaign in support of Indigenous communities across the country. Over the past two years, the Orange Shirt Day campaign has raised $250,000 for the Orange Shirt Society and the Indian Residential School Survivors Society (IRSSS). The new 2021 Orange Shirts are available on Today's Shopping Choice™, with proceeds being divided between the Orange Shirt Society and the IRSSS.
•Awarded $7.5 million in funding through Rogers Group of Funds to support Canadian storytellers and content creators through the Rogers Cable Network and Documentary Funds, with a focus on supporting projects from equity-seeking creators.
•Supported the launch of a portal, through Rogers Group of Funds and Canadian Independent Screen Fund for BPOC Creators, for Black and People of Colour creators to apply for funding from a first-of-its-kind $750,000 Canadian Script development fund. The fund supports creators' projects for networks, studios, cable, and streaming platforms.
•Continued our back-to-school backpack drive, assembling and distributing backpacks filled with school supplies to vulnerable equity-seeking youth across Canada, in partnership with youth organizations and school boards from coast-to-coast.

Rogers Communications Inc.	3	Third Quarter 2021

•Launched our new corporate responsibility brand, Generation Possible™, the youth and education pillar focused on giving the next generation the chance they need to succeed through Ted Rogers Scholarships, Community Grants, and Jays Care™ Foundation. Team Possible is about our team and partners' commitment to making a meaningful impact in communities through volunteering, bridging the digital divide, and partnering with organizations like Women's Shelters Canada.
•Fido continued to show support for the LGBTQ2S+ community as the platinum partner of Vancouver Pride for the sixth year in a row and as a major partner of Fierté Montréal.

Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stay connected during this critical time.

Revenue
Total revenue was stable this quarter, as a result of service revenue growth in our Wireless and Cable businesses, offset by lower Media revenue and lower Wireless equipment revenue.

Wireless service revenue increased by 3% this quarter, mainly as a result of a larger postpaid subscriber base and higher roaming revenue, as global travel restrictions were generally less strict than last year at the onset of COVID-19. Wireless equipment revenue decreased as a result of lower device upgrades by existing subscribers and fewer devices purchased by new subscribers.

Cable revenue increased by 3% this quarter as a result of the movement of Internet customers to higher speed and usage tiers in our Ignite Internet™ offerings, increases in our Internet and Ignite TV subscriber bases, disciplined promotional activity, and service pricing changes in late 2020.

Media revenue decreased by 3% this quarter, primarily as a result of the NHL and NBA completing their seasons late in the third quarter last year due to COVID-19, when traditionally they conclude in the second quarter, partially offset by higher Toronto Blue Jays™ game day revenue as COVID-19 restrictions eased and partial fan attendance was permitted.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA decreased 2% this quarter and our adjusted EBITDA margin decreased by 110 basis points driven by the impact of Media.

Wireless adjusted EBITDA increased by 2%, primarily as a result of the flow-through of service revenue growth. This gave rise to an adjusted EBITDA service margin of 64.9%.

Cable adjusted EBITDA increased by 2% this quarter, primarily as a result of higher service revenue, as discussed above. This gave rise to an adjusted EBITDA margin of 50.8% this quarter.

Media adjusted EBITDA decreased by 63%, or $56 million this quarter, primarily due to higher Toronto Blue Jays player payroll and lower Media revenue as discussed above, partially offset by lower sports programming and production costs associated with the timing of the NHL season last year.

Net income and adjusted net income
Net income and adjusted net income decreased this quarter by 4% and 2%, respectively, primarily as a result of lower adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $1,319 million, up 34%, as a result of cash provided by net operating assets, and free cash flow of $507 million, down 42%, as a result of increases in capital expenditures and cash income taxes.

As at September 30, 2021, we had $6.4 billion of available liquidity, including $1.6 billion in cash and cash equivalents and a combined $4.9 billion available under our bank credit facilities and receivables securitization program.

We also returned $253 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on October 20, 2021.

Rogers Communications Inc.	4	Third Quarter 2021

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw Communications Inc. (Shaw) to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The acquisition (Transaction) is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). On May 20, 2021, Shaw shareholders voted to approve the Transaction at a special shareholders meeting. The Court of Queen's Bench of Alberta issued a final order approving the Transaction on May 25, 2021. The Transaction is subject to other customary closing conditions, including receipt of applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals, the Transaction is expected to close in the first half of 2022.

The combined entity will have the scale, assets, and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. As part of the Transaction, the combined company will invest $2.5 billion to build 5G networks across Western Canada over the next five years and Rogers will commit to establishing a new $1 billion Rogers Rural and Indigenous Connectivity Fund dedicated to connecting rural, remote, and indigenous communities across Western Canada to high-speed Internet and closing critical connectivity gaps faster for underserved areas.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter, we entered into a $6 billion non-revolving credit facility (Shaw term loan facility), which served to reduce the amount available under the committed credit facility to $13 billion. See "Managing Our Liquidity and Financial Resources" for more information on the committed facility and the Shaw term loan facility. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

The Transaction is subject to a number of additional risks. For more information, see "Updates to Risks and Uncertainties - Shaw Transaction".

Rogers Communications Inc.	5	Third Quarter 2021

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Wireless	2,215	2,228	(1)		6,353	6,239	2
Cable	1,016	988	3		3,049	2,927	4
Media	473	489	(3)		1,459	1,197	22
Corporate items and intercompany eliminations	(38)	(40)	(5)		(125)	(127)	(2)
Revenue	3,666	3,665	—		10,736	10,236	5
Total service revenue [1]	3,149	3,086	2		9,301	8,932	4

Adjusted EBITDA [2]
Wireless	1,107	1,089	2		3,128	3,033	3
Cable	516	508	2		1,495	1,415	6
Media	33	89	(63)		(101)	(31)	n/m
Corporate items and intercompany eliminations	(56)	(48)	17		(157)	(150)	5
Adjusted EBITDA [2]	1,600	1,638	(2)		4,365	4,267	2
Adjusted EBITDA margin [2]	43.6%	44.7%	(1.1	pts)	40.7%	41.7%	(1.0	pts)

Net income	490	512	(4)		1,153	1,143	1
Basic earnings per share	$0.97	$1.01	(4)		$2.28	$2.26	1
Diluted earnings per share	$0.94	$1.01	(7)		$2.27	$2.23	2

Adjusted net income [2]	536	548	(2)		1,317	1,225	8
Adjusted basic earnings per share [2]	$1.06	$1.09	(3)		$2.61	$2.43	7
Adjusted diluted earnings per share [2]	$1.03	$1.08	(5)		$2.59	$2.39	8

Capital expenditures	739	504	47		1,942	1,656	17
Cash provided by operating activities	1,319	986	34		3,014	3,374	(11)
Free cash flow [2]	507	868	(42)		1,203	1,798	(33)
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	6	Third Quarter 2021

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Service revenue	1,706	1,652	3		4,931	4,942	—
Equipment revenue	509	576	(12)		1,422	1,297	10
Revenue	2,215	2,228	(1)		6,353	6,239	2

Operating expenses
Cost of equipment	508	567	(10)		1,429	1,278	12
Other operating expenses	600	572	5		1,796	1,928	(7)
Operating expenses	1,108	1,139	(3)		3,225	3,206	1

Adjusted EBITDA	1,107	1,089	2		3,128	3,033	3

Adjusted EBITDA service margin [1]	64.9%	65.9%	(1.0	pts)	63.4%	61.4%	2.0	pts
Adjusted EBITDA margin [2]	50.0%	48.9%	1.1	pts	49.2%	48.6%	0.6	pts
Capital expenditures	365	228	60		1,014	763	33
1Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2021	2020	Chg		2021	2020	Chg

Postpaid
Gross additions	456	450	6		1,089	923	166
Net additions	175	138	37		318	131	187
Total postpaid subscribers [2]	10,001	9,569	432		10,001	9,569	432
Churn (monthly)	0.95%	1.10%	(0.15	pts)	0.88%	0.93%	(0.05	pts)
Prepaid
Gross additions	154	163	(9)		367	423	(56)
Net additions	11	30	(19)		(73)	(102)	29
Total prepaid subscribers [2]	1,187	1,300	(113)		1,187	1,300	(113)
Churn (monthly)	4.04%	3.46%	0.58	pts	4.05%	4.41%	(0.36	pts)
Blended ABPU (monthly)	$64.68	$63.55	$1.13		$63.05	$63.39	($0.34)
Blended ARPU (monthly)	$51.31	$51.12	$0.19		$49.84	$51.00	($1.16)
1Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".
2    As at end of period.

Service revenue
The 3% increase in service revenue and the stable blended ARPU this quarter was primarily a result of:
•a larger postpaid subscriber base; and
•higher roaming revenue as global travel restrictions were generally less strict than last year at the onset of COVID-19.

The stable service revenue and the 2% decrease in blended ARPU year to date was affected by lower overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans and lower roaming revenue as stricter travel restrictions were in place for the first quarter of 2021, offset by higher postpaid gross additions.

Rogers Communications Inc.	7	Third Quarter 2021

The 2% increase in blended ABPU this quarter was a result of the increased roaming revenue. The 1% decrease year to date was primarily a result of the declines in overage and roaming revenue, partially offset by a general ongoing shift as subscribers finance new, higher-value device purchases.

The increase in postpaid gross additions, the higher postpaid net additions, and the improved postpaid churn this quarter and year to date were a result of strong execution and an increase in market activity by Canadians with the ongoing opening of the economy.

Equipment revenue
The 12% decrease in equipment revenue this quarter was a result of:
•lower device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices.

The year to date equipment revenue increase of 10% was primarily a result of higher device upgrades by existing customers and higher gross additions.

Operating expenses
Cost of equipment
The 10% decrease in the cost of equipment this quarter and 12% increase year to date were a result of the same factors discussed in equipment revenue above.

The ongoing long-term shift to customers financing their device purchases is reflected in the general trend of improvement in our equipment margin.

Other operating expenses
The 5% increase in other operating expenses this quarter was primarily a result of lower employee-related costs last year associated with COVID-19. The 7% decrease year to date was a result of lower bad debt expense as we recorded a provision in the prior year due to the economic uncertainty relating to COVID-19.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter and 3% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Third Quarter 2021

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue
Service revenue	1,008	985	2		3,036	2,920	4
Equipment revenue	8	3	167		13	7	86
Revenue	1,016	988	3		3,049	2,927	4

Operating expenses	500	480	4		1,554	1,512	3

Adjusted EBITDA	516	508	2		1,495	1,415	6

Adjusted EBITDA margin	50.8%	51.4%	(0.6	pts)	49.0%	48.3%	0.7	pts
Capital expenditures	237	217	9		676	713	(5)

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2021	2020	Chg		2021	2020	Chg

Internet [2]
Net additions	12	16	(4)		35	38	(3)
Total Internet subscribers [3,4]	2,651	2,574	77		2,651	2,574	77
Ignite TV
Net additions	64	38	26		188	147	41
Total Ignite TV subscribers [3]	732	473	259		732	473	259

Homes passed [3]	4,666	4,543	123		4,666	4,543	123
Customer relationships
Net additions	8	6	2		21	1	20
Total customer relationships [3,4]	2,571	2,513	58		2,571	2,513	58
ARPA (monthly)	$131.79	$131.25	$0.54		$132.86	$129.44	$3.42

Penetration [3]	55.1%	55.3%	(0.2	pts)	55.1%	55.3%	(0.2	pts)
1Subscriber results are key performance indicators. See "Key Performance Indicators".
2Internet subscriber results include Smart Home Monitoring subscribers.
3As at end of period.
4On September 1, 2021, we acquired approximately 18,000 Internet subscribers and 20,000 customer relationships as a result of our acquisition of Seaside Communications, which are not included in net additions, but do appear in the ending total balance for September 30, 2021.

Service revenue
The 2% increase in service revenue this quarter and 4% increase year to date were a result of:
•the movement of Internet customers to higher speed and usage tiers in our Ignite Internet offerings and the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases; and
•a marginal and 3% increase this quarter and year to date, respectively, in ARPA as a result of disciplined promotional activity and Internet service pricing changes in late 2020; partially offset by
•declines in our legacy television and home phone subscriber bases.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. During the past year, we have achieved significant growth in our Ignite TV subscriber base. The next steps on our roadmap to help keep our customers connected include adding more apps and content to Ignite TV and launching more new products.

Operating expenses
The 4% increase in operating expenses this quarter and 3% increase year to date were a result of higher costs related to the increased revenue.

Rogers Communications Inc.	9	Third Quarter 2021

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter and 6% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2021

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2021	2020	% Chg		2021	2020	% Chg

Revenue	473	489	(3)		1,459	1,197	22
Operating expenses	440	400	10		1,560	1,228	27

Adjusted EBITDA	33	89	(63)		(101)	(31)	n/m

Adjusted EBITDA margin	7.0%	18.2%	(11.2	pts)	(6.9)%	(2.6)%	(4.3	pts)
Capital expenditures	23	18	28		77	43	79

Revenue
The 3% decrease in revenue this quarter was a result of:
•lower advertising and broadcasting revenue as a result of the NHL and NBA completing their seasons late in the third quarter last year due to COVID-19, when traditionally they conclude in the second quarter; partially offset by
•higher Toronto Blue Jays attendance-related game day revenue as COVID-19 restrictions eased and fans were permitted to attend games on a limited basis.

Year to date revenue increased 22% primarily as a result of higher sports-related revenues as COVID-19 restrictions eased and higher Today's Shopping Choice revenue.

Operating expenses
The 10% increase in operating expenses this quarter was a result of:
•higher Toronto Blue Jays player payroll and higher game day costs, primarily as a result of the shortened 2020 MLB season; partially offset by
•lower programming and production costs as a result of the prior year timing of major sports leagues' return to play.

The 27% increase in operating expenses year to date was a result of:
•higher Toronto Blue Jays player payroll and higher game day costs, primarily as a result of the shortened 2020 MLB season;
•higher programming and production costs due to the timing of the resumption of live sports; and
•higher Today's Shopping Choice cost of sales in line with higher revenue as discussed above.

Adjusted EBITDA
The decreases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2021

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2021	2020	% Chg		2021	2020	% Chg

Wireless	365	228	60		1,014	763	33
Cable	237	217	9		676	713	(5)
Media	23	18	28		77	43	79
Corporate	114	41	178		175	137	28

Capital expenditures [1]	739	504	47		1,942	1,656	17

Capital intensity [2]	20.2%	13.8%	6.4	pts	18.1%	16.2%	1.9	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We continued to emphasize our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in more than 850 communities and we continued rolling out our 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver.

Cable
The increase in capital expenditures in Cable this quarter was a result of higher investments in our network infrastructure. The year to date decrease was due to the recognition of capital efficiencies and improved capital intensity. We have continued upgrading our network infrastructure, including additional fibre deployments to increase our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to offer increased download speeds over time.

Media
The increases in capital expenditures in Media this quarter and year to date were primarily a result of higher broadcast infrastructure expenditures, including investments in new production studios.

Corporate
The increases in corporate capital expenditures this quarter and year to date were a result of higher investments in our information technology.

Capital intensity
The increases in capital intensity this quarter and year to date were a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	12	Third Quarter 2021

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2021	2020	% Chg	2021	2020	% Chg

Adjusted EBITDA [1]	1,600	1,638	(2)	4,365	4,267	2
Deduct (add):
Depreciation and amortization	642	663	(3)	1,927	1,952	(1)
Restructuring, acquisition and other	63	49	29	223	112	99
Finance costs	207	219	(5)	631	653	(3)
Other expense (income)	20	6	n/m	14	(1)	n/m
Income tax expense	178	189	(6)	417	408	2

Net income	490	512	(4)	1,153	1,143	1
1    Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2021	2020	% Chg	2021	2020	% Chg

Depreciation of property, plant and equipment	577	603	(4)	1,736	1,785	(3)
Depreciation of right-of-use assets	61	57	7	180	159	13
Amortization	4	3	33	11	8	38

Total depreciation and amortization	642	663	(3)	1,927	1,952	(1)

Restructuring, acquisition and other
This quarter and year to date, we incurred $63 million and $223 million (2020 - $49 million and $112 million), respectively, in restructuring, acquisition and other expenses, which included $45 million and $75 million (2020 - nil), respectively, of certain costs related to the Shaw Transaction. The remaining costs in 2021 were primarily incremental, temporary costs incurred in response to COVID-19, and severance costs associated with the targeted restructuring of our employee base. In 2020, these costs were primarily incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2021	2020	% Chg	2021	2020	% Chg

Interest on borrowings [1]	184	196	(6)	557	585	(5)
Interest on lease liabilities	18	17	6	54	52	4
Interest on post-employment benefits liability	4	3	33	11	10	10
Loss on foreign exchange	19	6	n/m	9	115	(92)
Change in fair value of derivative instruments	(21)	(4)	n/m	(9)	(113)	(92)
Capitalized interest	(5)	(5)	—	(12)	(15)	(20)
Other	8	6	33	21	19	11

Total finance costs	207	219	(5)	631	653	(3)
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 6% decrease this quarter and 5% decrease year to date in interest on borrowings were primarily a result of the repayment of our $1.45 billion senior notes at maturity in March 2021.

Rogers Communications Inc.	13	Third Quarter 2021

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2021	2020	2021	2020

Statutory income tax rate	26.5%	26.6%	26.5%	26.6%
Income before income tax expense	668	701	1,570	1,551
Computed income tax expense	177	186	416	413
Increase (decrease) in income tax expense resulting from:
Non-taxable stock-based compensation	(3)	—	—	(3)
Non-deductible portion of equity losses	8	5	12	7
Non-taxable income from security investments	(3)	(2)	(8)	(7)
Other items	(1)	—	(3)	(2)

Total income tax expense	178	189	417	408

Effective income tax rate	26.6%	27.0%	26.6%	26.3%
Cash income taxes paid	175	75	675	243

Cash income taxes increased this quarter and year to date primarily due to the timing of installment payments and our transition to a device financing business model, which results in earlier recognition of equipment revenue for income tax purposes.

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2021	2020	% Chg	2021	2020	% Chg

Net income	490	512	(4)	1,153	1,143	1
Basic earnings per share	$0.97	$1.01	(4)	$2.28	$2.26	1
Diluted earnings per share	$0.94	$1.01	(7)	$2.27	$2.23	2

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2021	2020	% Chg	2021	2020	% Chg

Adjusted EBITDA [1]	1,600	1,638	(2)	4,365	4,267	2
Deduct:
Depreciation and amortization	642	663	(3)	1,927	1,952	(1)
Finance costs	207	219	(5)	631	653	(3)
Other expense (income)	20	6	n/m	14	(1)	n/m
Income tax expense [2]	195	202	(3)	476	438	9

Adjusted net income [1]	536	548	(2)	1,317	1,225	8

Adjusted basic earnings per share [1]	$1.06	$1.09	(3)	$2.61	$2.43	7
Adjusted diluted earnings per share [1]	$1.03	$1.08	(5)	$2.59	$2.39	8
1    Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.
2    Income tax expense excludes recoveries of $17 million and $59 million (2020 - recoveries of $13 million and $30 million) for the three and nine months ended September 30, 2021 related to the income tax impact for adjusted items.

Rogers Communications Inc.	14	Third Quarter 2021

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,571	1,660	4,173	4,299
Change in net operating assets and liabilities	80	(383)	87	(68)
Income taxes paid	(175)	(75)	(675)	(243)
Interest paid	(157)	(216)	(571)	(614)

Cash provided by operating activities	1,319	986	3,014	3,374

Investing activities:
Capital expenditures	(739)	(504)	(1,942)	(1,656)
Additions to program rights	(18)	(23)	(41)	(45)
Changes in non-cash working capital related to capital expenditures and intangible assets	23	20	55	(134)
Acquisitions and other strategic transactions, net of cash acquired	(743)	(8)	(743)	(8)
Other	14	(32)	30	(60)

Cash used in investing activities	(1,463)	(547)	(2,641)	(1,903)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	1,146	325	1,143	(1,402)
Net (repayment) issuance of long-term debt	—	—	(1,450)	2,540
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(11)	—	(16)	80
Transaction costs incurred	—	(1)	(11)	(22)
Principal payments of lease liabilities	(71)	(57)	(194)	(155)
Dividends paid	(253)	(253)	(757)	(758)

Cash provided by (used in) financing activities	811	14	(1,285)	283

Change in cash and cash equivalents	667	453	(912)	1,754
Cash and cash equivalents, beginning of period	905	1,795	2,484	494

Cash and cash equivalents, end of period	1,572	2,248	1,572	2,248

Operating activities
The 34% increase and 11% decrease in cash provided by operating activities this quarter and year to date, respectively, were primarily affected by funding provided by net operating assets as we recover from the COVID-19 impacts that took hold last year and higher income taxes paid.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $739 million and $1,942 million, respectively, on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
This quarter, we paid an installment of $665 million related to the acquisition of 3500 MHz spectrum licences. We also made two individually immaterial acquisitions complementary to our existing lines of business in Cable.

Rogers Communications Inc.	15	Third Quarter 2021

Financing activities
During the quarter and year to date, we received net amounts of $1,135 million and paid $334 million (2020 - received $324 million and $1,196 million), respectively, on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our short-term non-revolving credit facilities, and our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at September 30, 2021 and December 31, 2020.

	As at September 30	As at December 31
(In millions of dollars)	2021	2020

Receivables securitization program	800	650
Non-revolving credit facility borrowings	510	—
US commercial paper program (net of the discount on issuance)	1,065	571

Total short-term borrowings	2,375	1,221

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2021 and 2020.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	1,137	1.266	1,439	1,957	1.261	2,467
Repayment of US commercial paper	(630)	1.262	(795)	(1,570)	1.259	(1,976)
Net proceeds received from US commercial paper			644			491

Non-revolving credit facility borrowings (US$)	400	1.255	502	400	1.255	502
Net borrowings under non-revolving credit facilities			502			502

Proceeds received from receivables securitization			—			150
Net proceeds received from receivables securitization			—			150

Net proceeds received on short-term borrowings			1,146			1,143

		Three months ended September 30, 2020			Nine months ended September 30, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	249	1.313	327	3,116	1.332	4,150
Repayment of US commercial paper	(1)	n/m	(2)	(4,098)	1.355	(5,552)
Net proceeds received from (repayment of) US commercial paper			325			(1,402)

Net proceeds received (repayments) on short-term borrowings			325			(1,402)

Concurrent with our US CP issuances and non-revolving credit facility borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

During the second quarter, we entered into non-revolving credit facilities with an aggregate limit of US$1.6 billion that mature in June 2022. Any borrowings under these facilities will be recorded as short-term borrowings as they will be due within 12 months. Borrowings under the facilities are unsecured, guaranteed by RCCI, and rank equally in

Rogers Communications Inc.	16	Third Quarter 2021

right of payment with all of our senior notes and debentures. This quarter, we borrowed US$400 million ($502 million) under the facilities.

During the first quarter, in connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. The commitment remains subject to the satisfaction of conditions to effectiveness and drawing, including, without limitation, the completion of credit documentation in respect of such commitment and the completion of the Transaction. The commitment is only available to be drawn to fund part of the acquisition cost of the Transaction and to pay fees and expenses related to the Transaction. If drawn, any drawings must be repaid within 364 days. If undrawn, the facility terminates on the closing date of the acquisition. As a result of entering into the Shaw term loan facility during the second quarter (see "Long-term debt" below), the maximum amount we could draw on this facility decreased to $13 billion at that time. As at September 30, 2021, we had not drawn against the facility.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2021 and 2020.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note repayments (Cdn$)			—			(1,450)

Net repayment of long-term debt			—			(1,450)

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385
Credit facility repayments (US$)	—	—	—	(970)	1.406	(1,364)

Net borrowings under credit facilities			—			21

Senior note issuances (Cdn$)			—			1,500
Senior note issuances (US$)	—	—	—	750	1.359	1,019

Net issuance of senior notes			—			2,519

Net issuance of long-term debt			—			2,540

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Long-term debt net of transaction costs, beginning of period	16,442	19,008	18,201	15,967
Net (repayment) issuance of long-term debt	—	—	(1,450)	2,540
Loss (gain) on foreign exchange	315	(264)	8	252
Deferred transaction costs incurred	—	(1)	(11)	(22)
Amortization of deferred transaction costs	4	4	13	10

Long-term debt net of transaction costs, end of period	16,761	18,747	16,761	18,747

During the second quarter, we entered into a $6 billion Shaw term loan facility consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Transaction. The first tranche matures three years after the Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid.

Rogers Communications Inc.	17	Third Quarter 2021

In April 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche to April 2026 and the $1 billion tranche to April 2024, both from March 2022.

Issuance of senior notes and related debt derivatives
In June 2020, we issued US$750 million floating rate senior notes due 2022 at a rate of three-month LIBOR plus 0.60% per annum. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars and convert our floating rate to a fixed rate of 0.955% until maturity. As a result, we received net proceeds of $1.0 billion from the issuances.

In March 2020, we issued $1.5 billion senior notes due 2027 at a rate of 3.65%.

Repayment of senior notes and related derivative settlements
In March 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding RCI Class A Voting common shares (Class A Shares) and RCI Class B Non-Voting common shares (Class B Non-Voting Shares) in 2021 and 2020. On October 20, 2021, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 4, 2022 to shareholders of record on December 10, 2021.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 27, 2021	March 10, 2021	April 1, 2021	0.50	252
April 20, 2021	June 10, 2021	July 2, 2021	0.50	253
July 20, 2021	September 9, 2021	October 1, 2021	0.50	253

January 21, 2020	March 10, 2020	April 1, 2020	0.50	252
April 21, 2020	June 10, 2020	July 2, 2020	0.50	253
July 21, 2020	September 9, 2020	October 1, 2020	0.50	253
October 21, 2020	December 10, 2020	January 4, 2021	0.50	252

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2021	2020	% Chg	2021	2020	% Chg

Adjusted EBITDA [1]	1,600	1,638	(2)	4,365	4,267	2
Deduct:
Capital expenditures [2]	739	504	47	1,942	1,656	17
Interest on borrowings, net of capitalized interest	179	191	(6)	545	570	(4)
Cash income taxes [3]	175	75	133	675	243	178

Free cash flow [1]	507	868	(42)	1,203	1,798	(33)
1    Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
3    Cash income taxes are net of refunds received.

Free cash flow decreased this quarter and year to date primarily as a result of higher cash income taxes and higher capital expenditures.

Rogers Communications Inc.	18	Third Quarter 2021

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	September 30	December 31
(In millions of dollars)	2021	2020	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	1,572	2,484	(912)	(37)	See "Managing our Liquidity and Financial Resources".
Accounts receivable	3,475	2,856	619	22	Primarily reflects the increase in financing receivables.
Inventories	397	479	(82)	(17)	Reflects a decrease in Wireless devices due to business seasonality and the COVID-19 impact on global supply chains.
Current portion of contract assets	152	533	(381)	(71)	Reflects our transition of consumer offerings to device financing agreements.
Other current assets	509	516	(7)	(1)	n/m
Current portion of derivative instruments	142	61	81	133	Primarily reflects changes in the market value of certain interest rate derivatives as a result of changes in the interest rate environment.
Total current assets	6,247	6,929	(682)	(10)

Property, plant and equipment	14,385	14,018	367	3	Primarily reflects capital expenditures and additions to right-of-use assets partially offset by depreciation expense.
Intangible assets	8,965	8,926	39	—	n/m
Investments	2,698	2,536	162	6	Primarily reflects fair value increases for certain publicly traded investments.
Derivative instruments	1,716	1,378	338	25	Primarily reflects changes in the market values of certain debt derivatives as a result of changes in the interest rate environment.
Financing receivables	735	748	(13)	(2)	n/m
Other long-term assets	1,011	346	665	192	Reflects partial payment related to the 3500 MHz spectrum licence auction.
Goodwill	4,020	3,973	47	1	n/m

Total assets	39,777	38,854	923	2

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,375	1,221	1,154	95	Reflects an increase in borrowings under our US CP program and non-revolving credit facilities.
Accounts payable and accrued liabilities	2,965	2,714	251	9	Reflects increased spending and business seasonality.
Income tax payable	49	344	(295)	(86)	Reflects a decrease in taxes owed as a result of the final 2020 installment payment.
Other current liabilities	375	243	132	54	Primarily reflects changes in the market value of certain interest rate derivatives as a result of changes in the interest rate environment.
Contract liabilities	357	336	21	6	n/m
Current portion of long-term debt	1,556	1,450	106	7	Reflects the reclassifications to current of our US$750 million senior notes due March 2022 and our $600 million senior notes due June 2022, partially offset by the repayment of $1,450 million senior notes in March 2021.
Current portion of lease liabilities	325	278	47	17	n/m
Total current liabilities	8,002	6,586	1,416	22

Provisions	44	42	2	5	n/m
Long-term debt	15,205	16,751	(1,546)	(9)	Reflects the reclassifications to current of our US$750 million senior notes due March 2022 and our $600 million senior notes due June 2022.
Lease liabilities	1,630	1,557	73	5	Reflects liabilities related to new leases.
Other long-term liabilities	1,012	1,149	(137)	(12)	Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environment.
Deferred tax liabilities	3,358	3,196	162	5	Primarily reflects an increase in temporary differences between the accounting and tax bases for certain assets and liabilities.
Total liabilities	29,251	29,281	(30)	—

Shareholders' equity	10,526	9,573	953	10	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	39,777	38,854	923	2

Rogers Communications Inc.	19	Third Quarter 2021

Financial Condition

Available liquidity
Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at September 30, 2021 and December 31, 2020.

As at September 30, 2021	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	4,000	—	9	1,066	2,925
Non-revolving	2,039	510	—	—	1,529
Outstanding letters of credit	432	—	432	—	—
Total bank credit facilities	6,471	510	441	1,066	4,454
Receivables securitization	1,200	800	—	—	400
Cash and cash equivalents	1,572	—	—	—	1,572

Total	9,243	1,310	441	1,066	6,426
1    The US CP program amounts are gross of the discount on issuance.

As at December 31, 2020	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	573	2,619
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	573	2,619
Receivables securitization	1,200	650	—	—	550
Cash and cash equivalents	2,484	—	—	—	2,484

Total	6,985	650	109	573	5,653
1    The US CP program amounts are gross of the discount on issuance.

In addition to the sources of available liquidity noted above, we held $1,741 million of marketable securities in publicly traded companies as at September 30, 2021 (December 31, 2020 - $1,535 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 3.80% as at September 30, 2021 (December 31, 2020 - 4.09%) and our weighted average term to maturity was 12.4 years (December 31, 2020 - 12.8 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at September 30, 2021.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative
Senior unsecured debt	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative
US commercial paper	A-2 Rating Watch Negative	P-2 under review	N/A [1]
1We have not sought a rating from Fitch for our short-term obligations.

As a result of our agreement to acquire Shaw and the related commitments in connection with the Transaction, both Standard & Poor's (S&P) and Fitch have placed us on credit watch with negative implications. Moody's has placed our credit ratings on review for downgrade. We expect S&P, Moody's, and Fitch to complete their reviews upon closing of the Transaction. See "Shaw Transaction" and "Updates to Risks and Uncertainties - Shaw Transaction" for more information on our agreement with Shaw.

Rogers Communications Inc.	20	Third Quarter 2021

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2021	2020

Long-term debt [1]	16,931	18,373
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,654)	(1,101)
Short-term borrowings	2,375	1,221
Lease liabilities	1,955	1,835
Cash and cash equivalents	(1,572)	(2,484)

Adjusted net debt [3]	18,035	17,844
Divided by: trailing 12-month adjusted EBITDA [3]	5,955	5,857

Debt leverage ratio [3]	3.0	3.0
1Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures and Related Performance Measures" for the calculation of this amount.
2For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
3Adjusted net debt and adjusted EBITDA are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Outstanding common shares

	As at September 30	As at December 31
	2021	2020

Common shares outstanding [1]
Class A Voting Shares	111,153,411	111,154,811
Class B Non-Voting Shares	393,771,907	393,770,507

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	5,677,691	4,726,634
Outstanding options exercisable	2,361,797	1,470,383
1Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	21	Third Quarter 2021

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2020 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 87.3% of our outstanding debt, including short-term borrowings, as at September 30, 2021 (December 31, 2020 - 93.6%).

Debt derivatives
We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered and settled related to our credit facilities and US CP program during the three and nine months ended September 30, 2021 and 2020.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	400	1.255	502	400	1.255	502

US commercial paper program
Debt derivatives entered	1,136	1.267	1,439	1,956	1.261	2,467
Debt derivatives settled	628	1.263	793	1,568	1.259	1,974
Net cash paid			(11)			(16)

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385
Debt derivatives settled	—	—	—	970	1.406	1,364
Net cash paid			—			(21)

US commercial paper program
Debt derivatives entered	248	1.319	327	3,116	1.332	4,150
Debt derivatives settled	2	1.326	3	4,091	1.330	5,441
Net cash received			—			101

As at September 30, 2021, we had US$400 million and US$836 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2020 - nil and US$448 million), respectively.

Rogers Communications Inc.	22	Third Quarter 2021

Senior notes
Below is a summary of the debt derivatives into which we entered related to senior notes during the three and nine months ended September 30, 2021 and 2020.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019
1    Converting from a fixed or floating US$ coupon rate to a weighted average Cdn$ fixed rate.

As at September 30, 2021, we had US$9,050 million (December 31, 2020 - US$9,050 million) in US dollar-denominated senior notes and debentures, of which all the associated foreign exchange risk had been hedged using debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	25	1.240	31	99	1.253	124
Debt derivatives settled	22	1.318	29	56	1.339	75

	Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	—	—	—	90	1.400	126
Debt derivatives settled	14	1.357	19	30	1.333	40

As at September 30, 2021, we had US$185 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2020 - US$142 million) with terms to maturity ranging from October 2021 to September 2024 (December 31, 2020 - January 2021 to December 2023) at an average rate of $1.304/US$ (December 31, 2020 - $1.352/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

We have entered into interest rate swap derivatives this year associated with the Transaction, including:
•$750 million and $1,250 million bond forwards this quarter and year to date, respectively, to hedge the underlying Government of Canada (GoC) interest rate risk that will form a portion of the interest rate risk associated with anticipated future debt issuances;
•interest rate swap derivatives this quarter to hedge the interest rate risk on an additional $3.25 billion of debt instruments we expect to issue in the future; and
•interest rate swap derivatives in the first quarter to hedge the interest rate risk on US$2 billion of debt instruments we expect to issue in the future.

See "Mark-to-market value" for more information about our interest rate derivatives.

Rogers Communications Inc.	23	Third Quarter 2021

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered and settled during the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.250	150	330	1.245	411
Expenditure derivatives settled	255	1.361	347	735	1.361	1,000

	Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	180	1.306	235	1,266	1.356	1,717
Expenditure derivatives settled	255	1.298	331	735	1.299	955

As at September 30, 2021, we had US$1,185 million notional amount of expenditure derivatives outstanding (December 31, 2020 - US$1,590 million) with terms to maturity ranging from October 2021 to December 2022 (December 31, 2020 - January 2021 to December 2022) at an average rate of $1.304/US$ (December 31, 2020 - $1.342/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2021, we had equity derivatives outstanding for 5.0 million (December 31, 2020 - 4.6 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2020 - $51.82).

During the nine months ended September 30, 2020, we settled 0.5 million equity derivatives at a weighted average price of $54.16 for net payments of $1 million. At the same time, we entered into 0.5 million equity derivatives at a weighted average price of $54.16 under substantially the same terms and conditions.

Year to date, we entered into 0.4 million equity derivatives (2020 - 0.3 million) with a weighted average price of $60.98 (2020 - $56.08).

Rogers Communications Inc.	24	Third Quarter 2021

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2021
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	6,891	1.1623	8,009	1,756
As liabilities	2,343	1.3458	3,153	(126)
Short-term debt derivatives not accounted for as hedges:
As assets	1,236	1.2629	1,561	14
Net mark-to-market debt derivative asset				1,644
Interest rate derivatives accounted for as cash flow hedges:
As assets (Cdn$)	—	—	4,250	47
As liabilities (Cdn$)	—	—	250	—
As liabilities (US$)	2,000	—	—	(211)
Net mark-to-market interest rate derivative liability				(164)
Expenditure derivatives accounted for as cash flow hedges:
As assets	384	1.2506	480	10
As liabilities	801	1.3300	1,065	(42)
Net mark-to-market expenditure derivative liability				(32)
Equity derivatives not accounted for as hedges:
As assets	—	—	236	31
As liabilities	—	—	30	—
Net mark-to-market equity derivative asset				31

Net mark-to-market asset				1,479

	As at December 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,405
As liabilities	4,642	1.3358	6,201	(307)
Short-term debt derivatives not accounted for as hedges:
As liabilities	449	1.2995	583	(12)
Net mark-to-market debt derivative asset				1,086
Expenditure derivatives accounted for as cash flow hedges:
As liabilities	1,590	1.3421	2,134	(109)
Equity derivatives not accounted for as hedges:
As assets	—	—	238	34

Net mark-to-market asset				1,011

Commitments and Contractual Obligations

See our 2020 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements. These are also discussed in notes 17, 21, and 28 of our 2020 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no other material changes to our material contractual obligations, as identified in our 2020 Annual MD&A, since December 31, 2020.

Rogers Communications Inc.	25	Third Quarter 2021

Regulatory Developments

See our 2020 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 4, 2021. The following are the significant regulatory developments since that date.

3500 MHz spectrum licence band
Innovation, Science and Economic Development (ISED) Canada's 3500 MHz spectrum auction began on June 15, 2021 and ended on July 23, 2021. The results were publicly released on July 29, 2021. Twenty-three companies participated in the auction and 1,495 of 1,504 licences were awarded to fifteen of those participants, with a total value of $8.91 billion. We won 325 licences across the country at a cost of $3.3 billion. We made our first deposit of $665 million on August 13, 2021 and had expected to make final payment and receive the spectrum licences on October 4, 2021.

On September 22, 2021, due to concerns of possible interference between the frequency bands used for 5G communications and the bands used for certain aviation navigation tools, ISED Canada published its Addendum to Consultation on Amendments to SRSP-520, Technical Requirements for Fixed and/or Mobile Systems, Including Flexible Use Broadband Systems, in the Band 3450-3650 MHz, thereby delaying the issuance of, and final payment for, the spectrum licences. ISED Canada expects to publish an amended version of SRSP-520, if required, in late October 2021, after which ISED Canada will set a revised date for final payment and issuance of the spectrum licences.

We will take possession of these licences after making final payment. Additional information about our spectrum licence holdings is provided in our 2020 Annual MD&A.

Copyright retransmission of distant signals
Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers (the Collectives) were unable to agree on a new rate for the distribution of distant signals after the expiration of the then-current agreement in 2013. A proceeding was initiated by the Copyright Board in 2015 and a decision was rendered on December 18, 2018. The decision increased the rate paid by broadcast distribution undertakings (BDUs) by approximately 8% for 2014, a further 7.5% for 2015, and a further 2.5% for 2016, with 2017 and 2018 held constant at the 2016 rate. For the period of 2019 to 2023, an interim rate was set at the 2016 rate of $1.17.

The Collectives appealed the Copyright Board's decision on the 2014 to 2018 rates, seeking to have the rates increased to an average of approximately $2.20 for the five-year period. On July 22, 2021, the Federal Court of Appeal (Court) released a decision in which it determined the 2014 and 2015 rates would be final but agreed with the Collectives that errors were made with respect to the 2016 to 2018 rates. The Copyright Board could hold a new proceeding as soon as early 2022 to determine the rates from 2016 onwards. In the meantime, the BDUs, including Rogers, have filed a motion for Leave to Appeal the Court's decision with the Supreme Court of Canada. Due to the significant uncertainty surrounding both the outcome and the amount, if any, we might have to pay, we have not recorded a liability for this contingency at this time. The fees we currently pay the Collectives are not material.

CRTC review of mobile wireless services
On April 15, 2021 the CRTC issued Telecom Regulatory Policy 2021-130, Review of mobile wireless services. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met as described briefly below.

The CRTC decided that mandated wholesale MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Mandated MVNO access will be limited to a seven-year period commencing on the date the CRTC finalizes the terms and conditions. This time limit is intended to provide the regional carriers sufficient time to expand their networks while maintaining investment incentives.

The national wireless carriers must also provide seamless handoff as part of the mandatory roaming they must offer to the regional wireless carriers. Seamless handoff will ensure that calls in progress are not dropped when customers travel outside their home network coverage and into the coverage of their roaming provider. The CRTC also directed

Rogers Communications Inc.	26	Third Quarter 2021

the national wireless carriers to offer 5G roaming where the roaming network offers 5G service on its own network and to file proposed revised terms and conditions within 90 days for CRTC approval.

Finally, the CRTC mandated retail rate plans for low-cost and occasional use. These plans were implemented on July 14, 2021.

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (2019 Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The 2019 Order set final rates for Rogers that were significantly lower than the interim rates that were previously billed and it further determined that these final rates would have applied retroactively to March 31, 2016. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services (2021 Decision) in which it adopted the interim rates in effect prior to the 2019 Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

On May 28, 2021, a wholesale Internet Service Provider (ISP) petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted in September 2021. We, along with several other cable companies, have intervened in these matters.

Updates to Risks and Uncertainties

See our 2020 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 4, 2021, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Outbreak of COVID-19 and related pandemic
We have maintained our programs to help employees manage through the COVID-19 public health crisis and provide support and services to our customers and audiences. In early 2021, public health restrictions that were implemented in late 2020 were lifted to certain extents across the country. In March, several Canadian provinces declared a third wave of COVID-19 had commenced and provinces adjusted restrictions. This quarter, provinces generally began relaxing certain public health restrictions implemented in the first half of 2021 as vaccines became more widely available in Canada and vaccination rates continued to increase across the country. In August 2021, Canada entered a fourth wave of COVID-19 and several Canadian provinces introduced proof of vaccination requirements to access non-essential businesses and services.

Additionally, COVID-19 has caused a global semiconductor chip shortage due to supply chain disruptions and an increase in demand for electronics. Although we are taking proactive steps to minimize its impacts, this has resulted, and could continue to result, in increased lead times on our network equipment and wireless devices.

Due to the uncertainty surrounding the duration and potential outcomes of COVID-19, including the results of measures taken to slow the spread and the broader impact COVID-19 may have on the Canadian and global economies or financial markets, we are unable at this time to predict the overall impact on our operations, liquidity, financial condition, or results; however, it has had, and may continue to have, a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis may pose similar risks to us.

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' TPIA service. The Order set final rates for Rogers that were significantly lower than the interim rates that were previously billed and it further determined that these final rates would have applied retroactively to March 31, 2016.

We did not believe the final rates set by the CRTC were just and reasonable as required by the Telecommunications Act as we believe they were below cost. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services. The CRTC decided to adopt the interim rates in effect prior to the Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

Rogers Communications Inc.	27	Third Quarter 2021

The final rates are lower than the rates we previously billed to the resellers for the period of March 31, 2016 to October 6, 2016. We have recognized a refund of amounts previously billed to the resellers of approximately $25 million, representing the impact on a retroactive basis for that period.

On May 28, 2021, a wholesale Internet Service Provider (ISP) petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted in September 2021. We, along with several other cable companies, have intervened in these matters.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Shaw Transaction
The Transaction with Shaw is subject to a number of additional risks not otherwise described in our 2020 Annual MD&A, many of which are outside the control of Rogers and Shaw. These are described below.

Key Regulatory Approvals and other conditions
To complete the Transaction, each of Rogers and Shaw must make certain filings with, and obtain certain consents and approvals from, various governmental and regulatory authorities, including the Competition Bureau, ISED Canada, and the CRTC. Rogers and Shaw have not yet obtained the Key Regulatory Approvals, all of which are required to complete the Transaction. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge, the Transaction or the transfer or deemed transfer of specific assets, including spectrum licences, or impose material conditions relating to the Transaction or any such transfer. If any one of the Key Regulatory Approvals is not obtained, or any applicable law or order is in effect which makes the consummation of the Transaction illegal, the Transaction will not be completed.

In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Transaction not being completed. In particular, if the Transaction is not completed by March 15, 2022 (subject to an extension of up to 90 days in certain circumstances), either Rogers or Shaw may terminate the arrangement agreement, in which case the Transaction will not be completed.

Under certain circumstances, if the Key Regulatory Approvals are not obtained, or any law is in effect that would make the consummation of the Transaction illegal, and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by Shaw to perform in all material respects any of its covenants or agreements under the arrangement agreement, we would be obligated to pay a $1.2 billion reverse termination fee to Shaw (see "Termination of the arrangement agreement, costs, and termination fee" below). We would also be responsible to reimburse Shaw for certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

The completion of the Transaction is subject to a number of other conditions precedent, some of which are outside of the control of Rogers and Shaw, including there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect (as such terms are defined in the arrangement agreement) and the satisfaction of certain other customary closing conditions.

There can be no certainty, nor can Rogers or Shaw provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver.

Termination of the arrangement agreement, costs, and termination fee
The arrangement agreement may be terminated by Rogers or Shaw in certain circumstances, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can we provide any assurance, that the arrangement agreement will not be terminated by us or Shaw prior to completion of the Transaction.

Rogers Communications Inc.	28	Third Quarter 2021

We must pay certain costs relating to the Transaction, such as legal, accounting, tax, and financing-related fees, even if the Transaction is not completed, which may be significant. In addition, if the Transaction is not completed for certain reasons, we may be required to pay a reverse termination fee of $1.2 billion to Shaw and certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares, the result of which could have a material adverse effect on our business, results of operations, financial position, and our ability to fund growth prospects and current operations.

If the Transaction is not completed or is delayed, our share price and future business and financial results could be negatively affected. Any non-completion or delay of the Transaction may also negatively impact the relationships we have with our employees (including a potential lack of focus on our business), suppliers, vendors, distributors, retailers, dealers, or customers, including that such groups could cease doing business with us or curtail their activities with us.

Financing and potential credit rating consequences
The arrangement agreement does not contain a financing condition. Although we have a binding commitment letter for a committed credit facility of up to $13 billion and the $6 billion Shaw term loan facility in order to finance the Transaction, the obligation of the lenders under each of the committed facility and the Shaw term loan facility to provide the financing is subject to certain conditions, including, in the case of the committed credit facility, the completion of credit documentation in respect of such commitment. In the event the Transaction cannot be completed due to a failure to obtain the financing required to close the Transaction, either because the conditions to the committed credit facility and/or the Shaw term loan facility are not satisfied or other events arise which prevent us from consummating the debt financing, we may be unable to fund the consideration required to complete the Transaction, in which case we would be required to pay the reverse termination fee of $1.2 billion and certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

In addition to assuming approximately $6 billion of existing Shaw debt, we expect to issue up to $19 billion in new debt to finance the Transaction. As a result, we anticipate the combined company will have over $40 billion of consolidated debt upon closing. The increased level of debt could decrease our flexibility in responding to changing business and economic conditions, increase our interest expense, and potentially make it more difficult to obtain additional financing or refinance existing financing. The increase in our debt service obligations could adversely affect our results, financial condition, and our ability to fund growth prospects and could reduce our funds available for other business purposes.

Additionally, as a result of the significant increase in outstanding debt, there is a risk that our credit ratings could be adversely affected, including the potential for a downgrade below investment-grade. A downgrade in our credit ratings could result in difficulty issuing debt in the future or higher borrowing costs and may otherwise affect our share price. If Shaw's existing senior notes are subject to a downgrade below investment-grade constituting a "change of control trigger event" (as defined in Shaw's senior note indenture), Shaw would be required to offer to purchase its senior notes at 101% of their principal amount plus accrued interest following closing of the Transaction, potentially having an adverse impact on the combined company's financial condition.

Expected synergies and integration
Achieving the anticipated benefits of the Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's current operations. Even if we successfully integrate Shaw's businesses, the anticipated benefits of the Transaction may not be fully realized or they could take longer to realize than expected.

In addition to the day-to-day operations of Rogers, management will need to focus on the Transaction and all related activities, including integration. If completion of the Transaction is delayed, there could be adverse effects on our business, results of operations, or financial condition.

Shaw actions prior to closing
The arrangement agreement restricts Shaw from taking certain actions outside of the ordinary course of business while the Transaction is pending, including, among other things, certain acquisitions or dispositions of businesses and assets, entering into or amending certain contracts, repurchasing or issuing securities, making significant capital expenditures, and incurring indebtedness, in each case subject to certain exceptions. As a result of these restrictions, Shaw may not have the flexibility to appropriately respond to certain events, which may result in us recognizing lower-than-expected synergies once the Transaction closes.

Rogers Communications Inc.	29	Third Quarter 2021

Critical Accounting Policies and Estimates

See our 2020 Annual MD&A and our 2020 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2021
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2021. The adoption of these standards did not have a material impact on our financial results and are not expected to have a material impact in the future.
•Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark. There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instruments.
•Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information.
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference to the Conceptual Framework.
•Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, but we currently do not expect any material impacts.

Transactions with related parties
We have entered into business transactions with Transcontinental Inc., a company that provides us with printing and prepress services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and was a Director of RCI until June 4, 2021.

We recognized these transactions at the amounts agreed to by the related parties, which were also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Printing and prepress services	—	1	3	2

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other

Rogers Communications Inc.	30	Third Quarter 2021

administrative services, and were less than $1 million for the three and nine months ended September 30, 2021 and 2020.

Leadership changes and governance
On September 29, 2021, John H. Clappison was re-appointed to our Board of Directors. In addition, Tony Staffieri, the Company's Chief Financial Officer, left the company effective September 29, 2021. Paulina Molnar has been appointed Interim Chief Financial Officer.

During the third quarter, the Board formed an Executive Oversight Committee comprised of John H. Clappison, John A. MacDonald, and Melinda M. Rogers-Hixon to advise and assist the Chair of the Board and the President and Chief Executive Officer in discharging their respective duties, and to establish clear protocols for interactions between the Chair and members of management. The Board also resolved to undertake a comprehensive corporate governance review. The Board believes that these initiatives will further strengthen the Company’s corporate governance practices.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2020 Annual MD&A. COVID-19 has significantly affected our operating results this quarter in addition to the typical seasonal fluctuations in our business, most notably in our Wireless and Media businesses. The decline in customer travel due to global travel restrictions has resulted in lower-than-pre-pandemic roaming revenue. The postponement by major professional sports leagues of their 2019-20 seasons between March and July 2020, and the subsequent recommencement with contracted seasons from July to September 2020, caused sports-related revenue and expenses, such as programming rights amortization, to be recognized at different points in time than is typical. Furthermore, the effect of the Toronto Blue Jays being able to allow limited game-day attendance this year compared to the public health restrictions in the prior year has resulted in increased revenue and operating expenses this year.

Estimation Uncertainty
Due to the uncertainty surrounding the duration and potential outcomes of COVID-19, and the unpredictable and continuously changing impacts and related government responses, there is more than typical uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and allowance for doubtful accounts.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2020 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless blended average billings per user
(ABPU);
•Wireless blended average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	31	Third Quarter 2021

Non-GAAP Measures and Related Performance Measures

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue (or service revenue for Wireless adjusted EBITDA service margin).
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
			basic and diluted weighted average shares outstanding.	Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt
add (deduct)
			current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities associated with issued debt; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.	Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	32	Third Quarter 2021

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Net income	490	512	1,153	1,143
Add:
Income tax expense	178	189	417	408
Finance costs	207	219	631	653
Depreciation and amortization	642	663	1,927	1,952
EBITDA	1,517	1,583	4,128	4,156
Add (deduct):
Other expense (income)	20	6	14	(1)
Restructuring, acquisition and other	63	49	223	112

Adjusted EBITDA	1,600	1,638	4,365	4,267

Reconciliation of adjusted EBITDA margin

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except margins)	2021	2020	2021	2020

Adjusted EBITDA	1,600	1,638	4,365	4,267
Divided by: total revenue	3,666	3,665	10,736	10,236

Adjusted EBITDA margin	43.6%	44.7%	40.7%	41.7%

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Net income	490	512	1,153	1,143
Add (deduct):
Restructuring, acquisition and other	63	49	223	112
Income tax impact of above items	(17)	(13)	(59)	(30)

Adjusted net income	536	548	1,317	1,225

Reconciliation of adjusted earnings per share

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2021	2020	2021	2020

Adjusted basic earnings per share:
Adjusted net income	536	548	1,317	1,225
Divided by:
Weighted average number of shares outstanding	505	505	505	505

Adjusted basic earnings per share	$1.06	$1.09	$2.61	$2.43

Adjusted diluted earnings per share:
Diluted adjusted net income	520	545	1,313	1,208
Divided by:
Diluted weighted average number of shares outstanding	506	506	506	506

Adjusted diluted earnings per share	$1.03	$1.08	$2.59	$2.39

Rogers Communications Inc.	33	Third Quarter 2021

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Cash provided by operating activities	1,319	986	3,014	3,374
Add (deduct):
Capital expenditures	(739)	(504)	(1,942)	(1,656)
Interest on borrowings, net of capitalized interest	(179)	(191)	(545)	(570)
Interest paid	157	216	571	614
Restructuring, acquisition and other	63	49	223	112
Program rights amortization	(10)	(16)	(46)	(54)
Change in net operating assets and liabilities	(80)	383	(87)	68
Other adjustments	(24)	(55)	15	(90)

Free cash flow	507	868	1,203	1,798

Reconciliation of adjusted net debt and debt leverage ratio

	As at September 30	As at December 31
(In millions of dollars)	2021	2020

Current portion of long-term debt	1,556	1,450
Long-term debt	15,205	16,751
Deferred transaction costs and discounts	170	172
	16,931	18,373
Add (deduct):
Net debt derivative assets	(1,630)	(1,086)
Credit risk adjustment related to net debt derivative assets	(24)	(15)
Short-term borrowings	2,375	1,221
Current portion of lease liabilities	325	278
Lease liabilities	1,630	1,557
Cash and cash equivalents	(1,572)	(2,484)

Adjusted net debt	18,035	17,844

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2021	2020

Adjusted net debt	18,035	17,844
Divided by: trailing 12-month adjusted EBITDA	5,955	5,857

Debt leverage ratio	3.0	3.0

Rogers Communications Inc.	34	Third Quarter 2021

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2021			2020				2019
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue
Wireless	2,215	2,064	2,074	2,291	2,228	1,934	2,077	2,493
Cable	1,016	1,013	1,020	1,019	988	966	973	987
Media	473	546	440	409	489	296	412	530
Corporate items and intercompany eliminations	(38)	(41)	(46)	(39)	(40)	(41)	(46)	(58)
Total revenue	3,666	3,582	3,488	3,680	3,665	3,155	3,416	3,952
Total service revenue [1]	3,149	3,131	3,021	3,023	3,086	2,797	3,049	3,244

Adjusted EBITDA [2]
Wireless	1,107	1,008	1,013	1,034	1,089	918	1,026	1,064
Cable	516	492	487	520	508	454	453	497
Media	33	(75)	(59)	82	89	(35)	(85)	22
Corporate items and intercompany eliminations	(56)	(51)	(50)	(46)	(48)	(43)	(59)	(53)
Adjusted EBITDA	1,600	1,374	1,391	1,590	1,638	1,294	1,335	1,530
Deduct (add):
Depreciation and amortization	642	647	638	666	663	650	639	638
Restructuring, acquisition and other	63	115	45	73	49	42	21	38
Finance costs	207	206	218	228	219	214	220	230
Other expense (income)	20	(7)	1	2	6	7	(14)	(12)
Net income before income tax expense	668	413	489	621	701	381	469	636
Income tax expense	178	111	128	172	189	102	117	168
Net income	490	302	361	449	512	279	352	468

Earnings per share:
Basic	$0.97	$0.60	$0.71	$0.89	$1.01	$0.55	$0.70	$0.92
Diluted	$0.94	$0.60	$0.70	$0.89	$1.01	$0.54	$0.68	$0.92

Net income	490	302	361	449	512	279	352	468
Add (deduct):
Restructuring, acquisition and other	63	115	45	73	49	42	21	38
Loss on repayment of long-term debt	—	—	—	—	—	—	—	19
Income tax impact of above items	(17)	(30)	(12)	(19)	(13)	(11)	(6)	(14)
Income tax adjustment, legislative tax change	—	—	—	(3)	—	—	—	—
Adjusted net income [2]	536	387	394	500	548	310	367	511

Adjusted earnings per share [2]:
Basic	$1.06	$0.77	$0.78	$0.99	$1.09	$0.61	$0.73	$1.00
Diluted	$1.03	$0.76	$0.77	$0.99	$1.08	$0.60	$0.71	$1.00

Capital expenditures	739	719	484	656	504	559	593	791
Cash provided by operating activities	1,319	1,016	679	947	986	1,429	959	1,166
Free cash flow [2]	507	302	394	568	868	468	462	497
1    As defined. See "Key Performance Indicators".
2 Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	35	Third Quarter 2021

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $6.5 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Selected Statements of Income data measure:
Revenue	—	—	3,213	3,191	497	519	(44)	(45)	3,666	3,665
Net income (loss)	490	512	434	390	119	69	(553)	(459)	490	512

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Selected Statements of Income data measure:
Revenue	—	—	9,349	9,111	1,531	1,267	(144)	(142)	10,736	10,236
Net income (loss)	1,153	1,143	1,136	988	71	123	(1,207)	(1,111)	1,153	1,143

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2021	Dec. 31 2020	Sep. 30 2021	Dec. 31 2020	Sep. 30 2021	Dec. 31 2020	Sep. 30 2021	Dec. 31 2020	Sep. 30 2021	Dec. 31 2020
Selected Statements of Financial Position data measure:
Current assets	28,213	27,186	28,209	26,326	10,021	9,929	(60,196)	(56,512)	6,247	6,929
Non-current assets	32,898	31,184	25,880	24,835	3,710	3,650	(28,958)	(27,744)	33,530	31,925
Current liabilities	30,700	27,264	29,795	28,167	9,330	9,294	(61,823)	(58,139)	8,002	6,586
Non-current liabilities	17,095	18,740	5,239	5,080	194	152	(1,279)	(1,278)	21,249	22,694
1    For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2    Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	36	Third Quarter 2021

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures and Related Performance Measures"), among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, or cyberattacks, among others;

Rogers Communications Inc.	37	Third Quarter 2021

•risks related to the Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction; financing the Transaction; and the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2020 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	38	Third Quarter 2021